Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No.: 000-30203

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Conference Call Transcript

SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Event Date/Time: May. 09. 2005 / 5:00PM ET

Event Duration: 58 min

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

CORPORATE PARTICIPANTS

Paul Ricci

ScanSoft, Inc. — CEO

Jamie Arnold

ScanSoft, Inc. — CFO

Chuck Berger

Nuance — CEO

CONFERENCE CALL PARTICIPANTS

Keith Gay

Thomas Weisel Partners — Analyst

Jeff Van Rhee

Craig-Hallum Capital Group — Analyst

John Maeda (ph)

Needham & Company — Analyst

Mike Latimore

Raymond James — Analyst

Hamlin Thompson (ph)

Westfield — Analyst

Karen Payne

Pacific Edge — Analyst

Matt Gotland

Chesapeake Partners — Analyst

PRESENTATION

Operator

Ladies and gentlemen thank you for standing by and welcome to the second-quarter 2005 earnings results conference call. At this time, all participants are in a listen-only mode and later, we’ll conduct a question-and-answer session and the instructions will be given at that time. If you should require assistance during the call, please press star and then 0. As a reminder, this conference is being recorded.

And I would like to turn the conference over to our three presenters. Today, we have three people that will be presenting our conference. We have Mr. Paul Ricci, CEO of ScanSoft; also joining him is Mr. Jamie Arnold, CFO of ScanSoft; and also Mr. Chuck Berger, CEO of Nuance. And to lead things off is Mr. Ricci. Please go ahead.

Paul Ricci - ScanSoft, Inc. — CEO

Thank you. Good afternoon, everyone, and thank you for joining you today. Before we begin, I need to remind everyone that the matters we are discussing this afternoon include predictions, estimates, expectations, and other forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially. You should refer to our recent SEC filings and public announcements for a detailed list of risk factors.

Today is an important day for ScanSoft. We look forward to discussing today’s announcement in detail. First, we’ve achieved excellent second-quarter results that were above our expectations. We also announced the strategic investment from our largest shareholder, Warburg Pincus. In addition, as you saw in our announcement a short while ago, we’vesigned a definitive agreement to merge with Nuance, which a significant development and one we are enthusiastic about. With this transaction we expect the combined organization to better meet the needs of our

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance customers and partners, accelerate the innovation and growth of new products, technologies, and services, and compete more effectively on a global scale.

With me today is Nuance’s CEO, Chuck Berger. Chuck and I share a vision of the opportunities in the speech business. We have been working closely together in recent months to enable today’s announcement, and I am pleased that we are able to be here again today. As we have a lot of ground to cover, I’ll start with a brief overview of what we will be talking about and who will be speaking. First, I will provide a summary and additional details on our second-quarter results, turning it over to Jamie for additional detail on our financial results for the quarter. We will then shift our focus to the Nuance merger. After I have given some additional insight behind our strategic considerations for the merger and guidance for the coming quarter, Chuck will provide his perspective on the transaction and underlying strategy. Nuance’s CFO, Karen Blasing, is also here with us and will be available to assist with questions. I will then provide closing comments and an outlook for the combined organizations.

As I mentioned, we are very pleased with our second-quarter results, fueled by solid achievements in our speech business, continued demand for our PDF solutions, and enhanced budgetary discipline. As you saw in our press release, we reported revenues of $53.3 million, 24% higher than in the March quarter of 2004. Revenue growth was strong domestically and internationally, and across all of our speech markets: network, imbedded, and dictation. Speech revenues in the quarter totaled $38.4 million and grew 36% year-over-year in the quarter. Even after accounting for recent acquisitions, pro forma organic revenue growth for speech was about 30%.

These figures once again validate our belief in the evidence of increased demand for our speech technologies, applications, and services. Network speech revenues were about $21 million worldwide and grew approximately 35% year-over-year. Organically, network revenue grew about 29%. This growth derives from the deployment of large-scale solutions comprising core technologies, applications, and professional services. We continue to gain new customers in our target markets, signing new or extended agreements with leading organizations such as Cigna, United Airlines and XM Radio.

As I mentioned, international performance for this sector was particularly strong with customers including Xerox, Vodafone Australia, and others, signing new or extended agreements with the Company, and importantly, our partners, including Avaya, Cisco, Genesis, and Nortel, continue to be an essential component to our success. Imbedded speech revenues were approximately $6 million and grew by 40% year-over-year. Substantial revenues in the quarter from the acquired company, ART            , were lost to purchase accounting. Consequently, pro forma organic revenue growth, as if we had owned ART for all of fiscal year ‘04 and ‘05, was somewhat higher at 48%. We believe that we performed quite well in the quarter with critical design wins in automobiles and devices.

This quarter, as I mentioned, location was especially strong as momentum from the launch last quarter continued. Dictation speech revenues grew 35% year-over-year in the quarter, both as reported and organically. For the first six months of this fiscal year, dictation speech revenues are up 47% over the same six months last year. This launch has been our most successful, as awareness grew within customers, partners, and the media, fueling even greater adoption among consumers, healthcare organizations, and hospitals. Throughout North America and Europe, we signed new partners and customers including Cymed and St. John’s Health System.

We continue to focus our efforts on the healthcare market as we believe it offers the most robust opportunities for growth within dictation. The product has received extremely positive reviews in mainstream and business media including Forbes, the Financial Times and PC World, and has been repeatedly lauded for its accuracy and usability. Imaging revenues were consistent with our plan and relatively flat year-over-year. Total imaging revenues were $14.7 million, up about 1.5% over the same quarter last year. We saw some decline in revenues associated with our OmniPage family as we draw closer to a new product launch later this year, but this decline was offset by growth in our PaperPort by OEM partners and our PDF product suite through software reseller channels in North America and Europe.

Finally, we were pleased with our budgetary discipline and cash flow performance this quarter. We maintained focus on extracting cost synergies from our acquisitions, and cash flows from operation was almost $10 million and near a record level for the Company. Jamie will provide more details. Jamie?

Jamie Arnold - ScanSoft, Inc. — CFO

Thank you, Paul. Good afternoon, everyone. Before I discuss the financial results of the quarter, I want to remind everyone, as previously announced, we have changed our fiscal year-end to September 30th from December 31st. Please note that all quarterly comparisons correspond to the same calendar quarter; in this case, the second fiscal quarter of 2005 is compared with first calendar quarter of 2004.

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Now, for the financial results of the recently completed quarter. Revenue for the quarter ended March 31 was $53.1 million, up 24% from $42.8 million for the same period a year ago. License revenue was $37.9 million, up 16% from $32.8 million last year. Service revenue was $15.2 million, up 52% from $10 million for the same period a year ago. Speech revenue in the quarter was $38.4 million, down about $3.2 million sequentially, but up $10.1 million, or 36% year-over-year. As Paul noted earlier, this growth was substantially organic. Imaging revenue was $14.7 million, down about $4.3 million sequentially when we had two product releases, but up 1.5% year-over-year.

International revenue accounted for approximately 34% of the total revenue in the second quarter, up slightly from 31% last year — I mean from last quarter, and 31% in the same period a year ago. This is because international imbedded in productivity markets outperformed the domestic markets. Net loss for the quarter, on a GAAP basis, was $1 million, or a loss of $.01 per share, compared with a net loss of $2.8 million, or $.03 per share, for the same period in 2004. In addition to using GAAP results in evaluating ScanSoft’s business, management also believes it is useful to measure results using a non-GAAP measure of net income or loss. This excludes as applicable the amortization of intangible assets, non-cash stock-based compensation, restructuring charges, and certain non-cash tax and interest expense. Please see the GAAP to non-GAAP reconciliation in the press release on our website.

Using this non-GAAP measure, net income was $3.5 million, or $.03 per diluted share in the quarter, compared with net income of $1.9 million, or $.02 per diluted share a year ago. Turning to operating expenses. On a non-GAAP basis, first-quarter cost of revenue was approximately 27% of revenue for a gross margin of 73%, compared with cost of revenue of 24% and a gross margin of 76% a year ago. The decline in gross margin year-over-year is primarily attributable to services revenue being a larger percentage of total revenue. Please note that these gross margins exclude acquisition-related amortization.

Looking at gross margin for services, there was 36% in the just-ended quarter, as compared to 30% in the previous quarter and 33% in the same period last year. Service margins improved sequentially and year-over-year as we were able to realize additional leverage by delivering significantly more service revenue with only incremental resources. We are realizing the benefits of planned improvements and professional service staff utilization. To complete the picture, product gross margins were 88% in this quarter, 88% in the previous quarter, and 89% in the comparable quarter of 2004. Product costs increased because of increase in third-party royalties and change in product — and mix of products. Again, please note that these gross margin numbers exclude acquisition-related amortization.

As I discuss operating expenses in addition to year-over-year comparisons, I’ll provide some additional color to make comparisons to the prior quarter more meaningful. As you recall, Rhetorical, ART, and Phonetic acquisitions only recently close and were essentially not in the Q1 expenses. R&D was approximately $10.1 million, or 19% of revenue, versus $9.2 million, or 22% of revenue year ago. The decrease as a percentage of revenue owes to significantly higher revenue year-over-year with only slightly higher expenses.

Of the $10.1 million in current quarter R&D expenses, approximately $1.5 million is related to the Rhetorical, ART, and Phonetic acquisitions. If we exclude these costs we incurred $8.6 million in Q2 as compared to $9.1 million for Q1. The $0.5 million dollar decrease is primarily due to less consultants and localization expenses. Selling, general and administrative expense spending was $26 million, or 49% of revenue, as compared to $21.7 million, or 51% of revenue a year ago. Expenses increased by approximately $4.3 million year-over-year.

The increase owes to expenses associated with additional sales personnel, marketing program, and expenses related to compliance with Sarbanes-Oxley. We estimate that direct and indirect Sarbanes-Oxley expenses in the quarter were about $700,000. Of the $26 million in current quarter SG&A expenses, approximately $1.5 million is related to the Rhetorical, ART, and Phonetic acquisitions. If we exclude these expenses, we incurred $24.5 million in Q2 as compared to $25.4 million in the first quarter. This $900,000 decrease is primarily due to lower legal and other general and administrative expenses.

Before leaving the income statement, I want to comment briefly on other income and expense. Last quarter, we had foreign exchange losses of almost [inaudible—audio difficulties] million. This quarter, owing mostly to the depreciation of the dollar against the euro, we benefited from approximately $400,000 of foreign exchange gains. Turning to the balance sheet. The Company generated very strong cash flows from operation this quarter at $9.9 million based substantially on financial improvement and working capital of $5 .1 million.

Days sales outstanding were 49 days excluding deferred revenues, versus 55 days a year ago, driven by an increase in the deferred revenue. Depreciation was approximately $1.1 million, and capital expenditures were approximately $800,000. In the recent quarter, we made acquisition-related payments of approximately $23.3 million net of the cash received. ScanSoft exited the quarter with cash and marketable securities of approximately $29.7 million as compared to $46.6 million at the end of last quarter.

And now, I will turn the call back over to Paul.

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Paul Ricci—ScanSoft, Inc. — CEO

Thanks, Jamie. Before we turn to the other news of the day, I want to comment first on guidance for the upcoming quarter. We anticipate continued strength in our speech business across all three areas: network, imbedded and dictation. We expect to see robust performance in our network business worldwide. Offsetting this to some extent will be this is a transitional quarter in our imaging business.

We expect imaging revenues through the channel to be somewhat lighter, as we prepare for a product launch later in the quarter and another launch for the fall quarter. Taking all this into effect, we are comfortable with the upper range of current analyst expectations for the quarter of $53 to $ 55 million. Expense growth in the quarter will be modest, with the exception of additional expenses from the acquisition of ART and Phonetics, and expenses associated with Sarbanes-Oxley compliance. As a result, we are also comfortable with the range of analysts’ pro forma earnings estimates of $.03 to $.04 per share            , or $.03 to $.04 loss per share on a GAAP basis.

Let me turn to the ScanSoft-Nuance merger. As you know, more than three years ago we set forth on an aggressive strategy to expand our business and capitalize on the high-growth opportunities available in speech. Today, we see this strategy bearing fruit, as evidenced by our recent results and the gathering momentum in our channels and products. We’ve built a broad, highly competitive organization, and have established ourselves as premiere provider of speech solutions with a rich set of technical and human resources, a strong presence in global markets, and the speech industry’s most comprehensive partner network.

With solutions that range from enterprise call centers and mobile phones to telecommunication carriers and automobiles, we’re helping companies provide a more natural, automated way for their customers to interact with digital devices and information systems. The merger with Nuance represents and important acceleration of this strategy and will enable us to bring greater value to our customers, partners, and shareholders by creating a more comprehensive portfolio of enterprise speech solutions, applications, and technologies. With this merger, we are bringing the two organizations into a single company with the resources necessary to satisfy increasing demand and to compete effectively on a global scale.

The operational synergies of this transaction are considerable. We expect to generate cost synergies in the range of $20 to $25 million per year through headcount reductions, office site consolidations, and the elimination of duplicate operating expenses. We expect the transaction to be accretive for our shareholders for the fiscal year 2006. Later, I’ll give more detailed guidance on combined organization. In addition to the financial benefits, this is a strategic decision that deepens our expertise and technical capabilities. Together, the combined organization automates more than 20 million contact center and directory assistance calls per day and brings the power of speech to millions of people around the world through mobile devices, automobiles, and consumer electronics.

We share a vision of bringing speech into even broader markets, making speech systems and devices as pervasive and mainstream as the Internet. The combination of our organizations will greatly enhance our ability to provide the market with new, innovative solutions, that will enable us to more effectively serve our customers and partners. We will unite a set of resources to span every facet of the speech market, including network speech, imbedded speech, and dictation. This demand in the market moves towards the convergence of these capabilities. We’re better positioned to propel the industry forward as the most comprehensive, trusted provider for speech. Together, the combined company will have nearly 300 speech scientists and engineers, and a patent portfolio that spans more than 250 speech-focused patent families.

We share a commitment to standards as each of our companies has been strong participants in the development of Voice XML and were founding drafters of the MRCP specification. Our focus and expertise is unmatched. The transaction also provides the organization with stronger channel and partner capabilities. The Company remains committed to its broad channel strategy to deliver its combined solutions, and will leverage the strength of the respective global channels of each company. Through our partners, including Avaya, Cisco, Genesis, and Nortel, and many others, we will continue to deliver innovative solutions that drive business value to our customers around the world.

We have the highest regard for Nuance’s accomplishments and leadership role in the industry. We are enthusiastic about the array of talented Nuance’s employees and management will be joining ScanSoft, and are excited about the opportunities the combined organization will offer both groups. We will be making additional announcements about the structure of the combined organization, Board of Directors, and management team, as the integration progresses towards closing.

In addition, following the close of the transaction, we will change the name of the Company to Nuance. We have been contemplating for some time as ScanSoft a new corporate identity that better reflects the evolving mission of the Company. ScanSoft, of course, does not reflect our broad charter in speech, and even within imaging, the connotation of scanning incompletely describes our expanding product family, which now incorporates an extensive PDF product line. Moreover, the Nuance brand is widely known, respected, and associated with its heritage of technology and market leadership. The Nuance brand also provides the flexibility to serve inclusively of ScanSoft’s document capture and imaging products.

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

I also want to address — as you saw in a separate release today — that Warburg Pincus, our largest shareholder, has agreed to purchase $75 million in ScanSoft common stock in support of this transaction as follows: 3.5 million shares purchased for $15 million, or $4.24 per share that closed today; 14.2 million shares purchased for $60 million, or $4.24 per share that will close concurrent with the closing of the Nuance acquisition. In addition, Warburg Pincus has acquired a warrant to purchase .9 million shares of ScanSoft’s common stock along with the first investment, and additional warrant to purchase 3.2 million shares of ScanSoft common stock along with the second investment. Both warrants have an exercise price of $5. We are extremely thankful for Warburg’s continued support.

Before turning the call to Chuck, I would like to, again, express my enthusiasm for the opportunities that the combined company presents, and to thank both sets of employees for helping us to build two or the two world’s most innovative, leading organizations in speech solutions and for their continued support. With that, I turn the call to Chuck.

Chuck Berger - Nuance — CEO

Thanks, Paul. At the beginning of this call, Paul commented on what an exciting day this is for ScanSoft and, indeed, it is an exciting day for Nuance as well. Today’s announcement is the combination of a vision Paul and I share for our organizations and for the speech industry. It also represents an important turning point, whereby we can now bring the benefits of this combination to our customers, our partners, employees, and shareholders. Our two companies share a history of innovation. We pioneered this industry. We delivered the first commercial implementation of speech.

We both take great pride in having brought to market superb technology and products; products that deliver out outstanding business results for our customers every day improving the customer experience, reducing costs, increasing automation, and more. Now we are bringing that collective history together as one company, and that company, as Paul mentioned, will be known as Nuance. Together, we can help realize a tremendous potential for the industry and for the pervasiveness of speech applications throughout the mainstream world. Together, we will be better positioned to compete globally and to widely extend the use of speech in applications of all kinds.

As Paul mentioned, the industry is at an important turning point where convergence is key and adoption is at a tipping point. More organizations are looking to speech to improve the way they serve their customers and to improve the way people communicate, interact, and use their electronic devices. The opportunities for our combined organization are great. We each bring a cadre of the world’s most talented employees and a premiere set of technologies, services, and applications. Together, we will drive the industry forward, realizing the power of speech in greater capacities than I believe we would have been able to achieve as individual organizations. I look forward to our joint accomplishments and I am excited about the prospects before us.

As we look to the future, we continue to passionately believe that speech will become the ubiquitous interface between people and machines. At Nuance, we continue to see demand for voice solutions for customers of all kinds. One in particular that stood out this past quarter was NASA. In the quarter, we announced that our speech recognition software has been selected by NASA for use in the International Space Station. Soon NASA’s Clarissa astronaut assistant will help make astronaut missions more productive. With that example, it should be clear that we are just beginning to scratch the surface of this technology’s potential.

Let me close by saying we have high regards for ScanSoft’s management, technology, and innovation, as well as its focus on operational discipline, profitability, and overall efficiencies. Speaking on behalf of the entire Nuance organization, we look forward to joining the combined company at such an exciting time in the industry. With that, I will turn the call back over to Paul.

Paul Ricci -ScanSoft, Inc. — CEO

Thanks, Chuck. Let me turn now to the outlook for the combined company for fiscal year 2006 . Although we have adopted a practice in the last year providing guidance only for the current quarter, because of the significance of this transaction we will be providing a preliminary fiscal year 2006 guidance. For the purposes of this guidance, we assume that the transaction closes on September 30, 2005; of course, the actual closing date is subject to completion of shareholder and regulatory approvals and may occur earlier or later than September 30.

We expect revenues for the combined company to be in the range of $315 to $325 million. We note that this compares with the current analyst estimates for ScanSoft in a range from about $245 to $252 million for fiscal year ‘06. We expect pro forma earnings to be in the range of $.29 to $.31 per share after synergies, using a combined, fully diluted share count of $178 million. This compares with current analyst estimates for ScanSoft of a range of $.20 to $.29 per share for fiscal year ‘06. This concludes our formal remarks and we will now take your questions.

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Operator

[OPERATOR INSTRUCTIONS]. And our first question is from the line of Keith Gay with Thomas Weisel Partners. Please go ahead.

QUESTION AND ANSWER

Keith Gay - Thomas Weisel Partners — Analyst

Good afternoon, and congratulations. Can you just talk a bit more about the strategy behind this? This is an emerging space, not a tremendous number of competitors, you two being the prime competitors. What strategically brings you together at this stage relative to the emerging industry opportunity?

Paul Ricci - ScanSoft, Inc. — CEO

Well, I will take a cut at that and then I will let Chuck also speak up. I think both companies have seen a growing demand in the enterprise network solutions segment and a growing opportunity for a new generation of applications and technology in which we both need to make investments. We saw the opportunity to accelerate those investments by combining to get greater leverage from our combined sales and marketing organizations, and to be able to do so on basis. All of those, we thought, would provide acceleration of the technology, better value and applications for our customers and improved economics in return to our shareholders.

Keith Gay - Thomas Weisel Partners — Analyst

Do you — who do you now see as the combined entity? Who do you see as the competition? Do you have concerns that Microsoft is getting more involved in this area or did you feel that the two of you needed to come together to combat            , perhaps, a bigger threat?

Chuck Berger - Nuance — CEO

Well, you recently saw an announcement between IBM and Cisco that they are partnering to go into these automated speech solution business, so we certainly see a stronger competitive presence from them. And Microsoft, now a little over a year in the business, is making progress as well so the space is clearly gaining more attention, and the competitive environment is clearly getting more intense.

Keith Gay - Thomas Weisel Partners — Analyst

Okay. You said closing is at the end of September. Just further on the Warburg deal, what are the proceeds from the warrants as part of that deal?

Paul Ricci - ScanSoft, Inc. — CEO

I am sorry, your question was —

Keith Gay - Thomas Weisel Partners — Analyst

On the Warburg transaction, what’s the warrant value? What are the proceeds from the warrants?

Paul Ricci - ScanSoft, Inc. — CEO

What was the price of the warrants?

Keith Gay - Thomas Weisel Partners — Analyst

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Yep.

Paul Ricci - ScanSoft, Inc. — CEO

I don’t have that number here. We will get it for you.

Keith Gay - Thomas Weisel Partners — Analyst

Okay. And then also, strategically, Paul, will you continue to focus on the imaging business? It seems like there is now a lot of on your plate from a network and imbedded speech standpoint. Is that — is imaging still strategically important to the company?

Paul Ricci - ScanSoft, Inc. — CEO

Well, our imaging business has and continues to be a very successful business for the Company. As we’ve discussed in previous calls, it is a somewhat slower growth business than the speech business, and certainly has been the target of fewer investments. We are on the — we are going to be making a new product announcement in the imaging space imminently, and it will continue to grow for us and it continues to be an important part of the Company.

Keith Gay - Thomas Weisel Partners — Analyst

Okay. And then, finally, just for our modeling assumptions for ‘05, should we assume then that the transaction probably is not until the end of September, or do you think that it may get done sooner than that? Or will you start to incur any expenses before the end of September as we just think about the end of the year?

Paul Ricci - ScanSoft, Inc. — CEO

No, I don’t. I think you should — I think a good assumption would be that it closes at the end of the year, and, certainly, we will be updating the market on that as we get better timing. And I don’t foresee any additional expense

Keith Gay - Thomas Weisel Partners — Analyst

Okay. Thank you.

Operator

And our next question from the line of Jeff Van Rhee with Craig-Hallum Group. Please go ahead.

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

Hi, guys. Congrats on a great quarter here. I’m going to start, maybe, on the Nuance side and maybe this is for you, Chuck. If you look at the trends in the financials that you reported this quarter, can you just give us sort of a brief recap of your bookings activity, your satisfaction with the quarter, and I guess to go along with that, it looks like you are adding about $71 million, $70 million to the ‘06 ScanSoft consensus, which is pretty materially above, roughly, the 58 or so that looks like what is expected for this year. Maybe both of could you talk to where you got that kind of ramp.

Chuck Berger - Nuance — CEO

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Sure. Let me start. We reported today $11.8 million of revenue for what is our first both calendar and fiscal quarter; slightly below the low end of our range, and, therefore, a slightly disappointing quarter for us, mainly driven by the fact that towards the end of last year and even into the first couple of weeks of the quarter, we were just completing a complete restructure of our sales organization. We brought Glen Cross on as our executive in charge of sales and professional services midsummer last year. He has turned over about 60% of our sales management and nearly 50% our sales reps. In an industry where you have 9 to 12 to 18 month sales cycles, turnover like that, while we think will have great, positive long-term effect, obviously, had a somewhat dampening effect on our revenues in the first quarter.

Having said that, in the background, the remaining Nuance salespeople as well as the new people that we recruited, and as we did that, we looked for the best-of-breed in both who we kept and who we hired, have built a substantial pipeline that we have a lot of confidence in, creating revenue growth, not only for the rest of this year but, certainly, into 2006. And I think your —

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

And does that — does that also include then — I mean, has that translated into bookings or is it still too early to tell on the bookings front?

Chuck Berger - Nuance — CEO

We don’t disclose our bookings number, but we, again, we expect to see the impact of the sales investment starting as early as this quarter and proceeding forward.

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

Okay. And then maybe, Paul, in terms of — in terms of the cost savings assumptions, $20 to $25 million in annual savings, I know it is an imprecise game, but approximate for us when you think we can reach that point.

Paul Ricci - ScanSoft, Inc. — CEO

The savings will — some of the savings will be available immediately upon closing, and the remaining synergies will phase in over probably over two quarters, so we will be at a full synergies ramp by the third quarter of the fiscal year.

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

Third quarter fiscal year. Okay. Were there any other bidders involved?

Chuck Berger - Nuance — CEO

Not that we want to disclose, no.

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

Okay. The — Jamie, I missed the acquisitions, the ScanSoft acquisitions. What was the — what was the total revenue contribution this quarter from your acquisitions? And then I know you gave R&D, I got that, but you said the SG&A impact of those acquisitions as well, can you just give those numbers again?

Jamie Arnold - ScanSoft, Inc. — CFO

Yes. The revenue impact was about $1.6 million.

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

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May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Okay.

Jamie Arnold - ScanSoft, Inc. — CFO

And the SG&A impact was about $1.5.

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

Okay. And lastly, and then I’ll let somebody else jump on, Paul, can you just talk to — in terms of the speech activity this quarter on the bookings front, again, they are long tailed transactions. You certainly posted solid revenues, but can you give us any qualitative or quantitative metrics to give us a sense of the momentum that’s building in some of these businesses, particularly network and imbedded?

Paul Ricci - ScanSoft, Inc. — CEO

In the network business, we went into the — we went into the quarter we are in now with both a strong bookings backlog and a strong pipeline, and I think, as I mentioned earlier, we expect a robust quarter in this quarter in network. I think that also reflects our view of nuances prospects in that area as well, and is consistent with my earlier comments that we do see increased demand in the networking space. Imbedded is a business that we’ve historically seen growing throughout the year, and I would expect to see that to continue this year as we get more licensing royalties from deals that have past design wins.

Jeff Van Rhee - Craig-Hallum Capital Group — Analyst

Okay. Thanks. I will come back.

Operator

And our next question from the line of Richard Davis with Needham & Company. Please go ahead.

John Maeda - Needham & Company — Analyst

Hi. Thanks very much. It’s actually John Maeda for Richard. First question, Jamie, if you have the number, I was wondering if you could tell us what the revenue contribution was from Ingram, from Digital River?

Jamie Arnold - ScanSoft, Inc. — CFO

I don’t have that number handy

John Maeda - Needham & Company — Analyst

Okay.

Paul Ricci - ScanSoft, Inc. — CEO

Just to be clear with you, though, I think you are aware of this but both Digital River and Ingram are distributors for us and not end customers.

John Maeda - Needham & Company — Analyst

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Correct. I think they were 10 and 11% last quarter. And then just the other question, I am not sure if it’s for Jamie or Paul, but on the evaluation, first glance, you look at the — on a market value basis it looks expensive at a 97% premium. But then you look at EV basis, it’s kind of right in line with what we have been seeing in software world, just back of the envelope, I’m getting about two times EV on a forward basis. I was wondering if you can kind of tell us how you thought of Nuance on evaluation basis? Are you looking at EBITDA, are you looking at EV to revs? What’s the metric that you kind of look at? Thanks very much.

Paul Ricci - ScanSoft, Inc. — CEO

I am not sure your premium calculation is quite correct, but in any case, our — the Company and the Board evaluated this transaction along a whole set of dimensions including comparable transactions, transactions in the software industry, valuations in the speech market, the discounted cash flows and so forth. Fundamentally, what drove this valuation was an analysis of the value to our shareholders of the combined companies, including the long-term improvement in earnings and revenue growth available from it.

John Maeda - Needham & Company — Analyst

Okay. Thank you.

Operator

Our next question from the line of Mike Latimore with Raymond James. Please go ahead.

Mike Latimore - Raymond James — Analyst

Yes, good afternoon. Congratulations on that large transaction here. On the — just the strategy — I think — I believe Nuance was moving into a little bit more of a selling platforms, platform strategy. Is that something that you would foresee continuing going forward here?

Chuck Berger - Nuance — CEO

We, two years ago, we changed our strategy to sell a complete top-to-bottom speech solution. That included applications for special services, and as part of that, our own voice XML platform. As we merge these companies, one thing that will be very important for us is we preserve the good relations both companies, but in particular ScanSoft, has built with a wide range of channel partners including the IVR vendors that Paul mentioned earlier, Nortel, Avaya, Cisco, Genesis, and others. So we will balance our platform strategy in making sure we support our current and future customers with making sure we also keep a partner-friendly poise in the marketplace.

Mike Latimore - Raymond James — Analyst

Great. As you looked at the combination here, did you — do you anticipate sort of moderating pricing pressure in the speech recognition engine market, or given Microsoft’s entrance, do you sort of estimate similar pricing in the industry going forward?

Paul Ricci - ScanSoft, Inc. — CEO

Well, the software industry and the speech market are both very competitive, and we certainly expect, as Chuck mentioned earlier, competition from both IBM and Microsoft. There’s been pricing pressure in the industry for some time, and I see no reason that that is going to mitigate any time soon.

Mike Latimore - Raymond James — Analyst

How about just from a cross-selling standpoint? Are there — is there much cross selling synergies here that you foresee?

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Chuck Berger - Nuance — CEO

We certainly have an overlap in our sales organizations that as we get clear of Hart-Scott -Rodino, we can begin to sort through where the best salespeople are from both companies and, again, create not only cost benefit synergies but increased revenue synergies.

Mike Latimore - Raymond James — Analyst

Okay. And then Paul, just within your network speech category there, maybe — can provide a little insight into some of the main drivers? Is it upgrading traditional touch-tone IVR to speech; is it voice enabling websites; what do you see as the key drivers, the top couple drivers, for that segment?

Paul Ricci - ScanSoft, Inc. — CEO

Well, overwhelmingly, the network business is driven by call center automation, and that call center automation is occurring in a number of key verticals: telecommunications, financial services, travel, and entertainment are among the biggest. And some of it is an upgrade of older touch-tone technology, some of it is an expansion of existing speech-enabled solutions in customers that we already have.

Chuck Berger - Nuance — CEO

And that, as we look to the future, we see a tremendous amount of potential in the automation of directory assistance as well, which is just starting to happen. And with the other acquisitions that ScanSoft has done and the technology that we bring, we think we will be very competitive as that market begins to grow, significantly, in revenue potential later this year and coming into next year.

Mike Latimore - Raymond James — Analyst

And then just lastly, in terms of the $315 to $325 million in revenue, sort of your view on ‘06 there, will the license service composition be similar to today, or do you foresee a shift one way or the other there?

Paul Ricci - ScanSoft, Inc. — CEO

The license and services composition of ScanSoft’s network business and Nuance’s network business I think are similar, and both have a somewhat higher services component than ScanSoft’s other businesses. So you should expect to see the overall service percentage of the combined company be slightly higher than ScanSoft’s current percentage.

Mike Latimore - Raymond James — Analyst

Okay. Thank you.

Operator

[OPERATOR INSTRUCTIONS]. And our next question from the line of [Hamlin Thompson] with Westfield. Please go ahead.

Hamlin Thompson - Westfield — Analyst

Thank you, guys. I appreciate you taking the call and nice quarter. Can you just walk through the synergies and just focus on where the synergies are going to come from, the $20 to $25 million?

Jamie Arnold - ScanSoft, Inc. — CFO

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Well, it’s a little early to be discussing the specifics, but, of course, there are a number of costs of being a public company that are duplicate between the two organizations and those will be saved entirely. We obviously will enjoy some synergies in the infrastructural costs and administrative costs of the two companies. There will be a number of office location reductions, and that will save us money as well.

Some of the overhead costs in our regional and international sales offices will obviously be eliminated. We — I should just emphasize to your question, we’ve done this a number of times and I feel really quite comfortable with the synergy targets that we’ve articulated today.

Hamlin Thompson - Westfield — Analyst

So can you help me understand just to — you have done it before — but when you first made the acquisition of SpeechWorks, there were some target numbers for synergies and part f that is the way you built up an operating model to target 20% operating margins. We obviously haven’t gotten there yet, and I think some of the expectation was to get there over time. But we’re 18 months past the SpeechWorks and now we’re making another really large acquisition. Can you help me understand, is the target still to get to 20% operating model or has that been pushed off, or how quickly can Nuance help you get there? Does that — do you understand the question, Paul?

Paul Ricci - ScanSoft, Inc. — CEO

Sure, I understand the question. The — with respect to the future financial performance of the Company, I think that the most specificity I can offer you today is what I did previously, which is the 315 to 325 range and $.29 to $.31 per share on 178 million shares. You can do the arithmetic on that.

Hamlin Thompson - Westfield — Analyst

Let’s ask it differently then. In the SpeechWorks, it’s probably fair to say you didn’t hit your operating target that you initially expected to hit. What did you learn from that that you are able to apply to this one that might accelerate that process?

Paul Ricci - ScanSoft, Inc. — CEO

Well, I think, first of all, we are in a better position to realize the expense savings from the combination of ScanSoft and Nuance than we were to quickly realize them from the SpeechWorks acquisition. The cost of SpeechWorks that turned out to be most difficult to realize were costs associated with the North American operations, where the SpeechWorks business was the larger of the two businesses.

But we have, in fact, now, substantially improved the cost of that structure, and the combination of that business with Nuance’s business I think will go quite smoothly. There are some benefits available in the Nuance merger that weren’t available. For example, Nuance has a very streamlined information technology — information systems structure around its professional services organization, which I think will make integration far more effective and cost efficient.

Hamlin Thompson - Westfield — Analyst

Can you just touch on — I know it was discussed slightly earlier — the IVR platform and the challenge that Nuance had with managing their channel. The comment was made earlier that you are hoping to support the platform but still not jeopardize the relationship, maybe with some of the distributors that currently have their own IVR platform. How do you do that?

Paul Ricci - ScanSoft, Inc. — CEO

Well, we are going to support Nuance’s current customers and prospects, but we are also going to work with our channel partners to ensure that we have a strategy that’s aligned with our current channel approach, and I don’t actually think it’s going to be that be difficult for us. I think that our channel has a lot of trust in us and we have been quite faithful to them, and I think as we work through this new business with them, I think it will go fine.

Hamlin Thompson - Westfield — Analyst

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

What percentage of Nuances came from IVR- type sales?

Chuck Berger - Nuance — CEO

We have historically run about 60% indirect, 40% direct, and I think to add to Paul’s point, even though we occasionally complete with the IVR platform vendors as Nuance, we still do substantial business on an OEM basis with them, as virtually all of the IVR platform vendors have retooled their strategy to emphasize delivering speech and speech applications.

And customers have different brand preference for our products, for ScanSoft products, and to a lesser extent, some of the other competitors in the marketplace. So I think the environment is very favorable for us as these IVR vendors continue to emphasize using speech as a way to generate upgrades in churn in their install base to drive revenue growth around not only around their products, but services and build increased speech capability.

Hamlin Thompson - Westfield — Analyst

Thanks, guys. I appreciate it. Best of luck.

Paul Ricci - ScanSoft, Inc. — CEO

Thanks, Ham

Operator

Our next question from the line of Karen Payne with Pacific Edge. Please go ahead.

Karen Payne - Pacific Edge — Analyst

Thanks. I had some — just housekeeping items. First of all, can you disclose the revenue for ScanSoft from the current quarter, from the three acquisitions that closed this quarter? That’s Rhetorical, ART, and Phonetic. Also, when you make this transaction, Nuance actually had a reasonably large component of deferred costs — of restructuring costs related to their lease; it was something in excess of $50 million. I wonder, in the event of this transaction, does does that somehow get reduced or even eliminated because it is a substantial portion of their cash value. And then, finally — I guess those are the first two and then I think I have one other.

Paul Ricci - ScanSoft, Inc. — CEO

Well, the first question I think the revenues from the acquisitions in the quarter were $1.6 million; Jamie, I think, mentioned that earlier. On the second question, the restructuring charge is associated with lease obligations. And as we merge the two companies, we certainly will look at what opportunities there are to reduce those obligations, but at the moment, they are obligations that are represented on Nuance’s balance sheet.

Karen Payne - Pacific Edge — Analyst

Okay. The final question was what do you expect is the fully diluted share count to ScanSoft after both the effect of the acquisition and then the new shares being distributed to Warburg?

Paul Ricci - ScanSoft, Inc. — CEO

178 is the number we suggest you use; that’s obviously preliminary.

Karen Payne - Pacific Edge — Analyst

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Okay. Thanks.

Operator

Our next question from the line of Keith Gay with Thomas Weisel Partners. Please go ahead.

Keith Gay - Thomas Weisel Partners — Analyst

Hi. Just a couple of follow-ups. You mentioned you will have $80 million cash post transaction. Do you expect cash flow from operations to remain positive?

Paul Ricci - ScanSoft, Inc. — CEO

Yes.

Keith Gay - Thomas Weisel Partners — Analyst

Okay. Also, the combined sales forces, the combined quota carrying salespeople between the two companies, how many do you have combined and what percentage of those have overlapping territories or customers, or however you might want to measure that overlapping?

Paul Ricci - ScanSoft, Inc. — CEO

Traditionally in acquisitions like this, we strive to maintain a very high percentage of the combined sales organizations because it maintains customer continuity and revenue momentum. In the case of this business, given the strong demand we are seeing in the network market and given the difficulties that both companies have in achieving coverage, we do not expect substantial reductions in the sales organizations. There may be some reassignments of — and realignments of territories, but that’s not one of the primary places that we are looking for cost reductions.

Keith Gay - Thomas Weisel Partners — Analyst

Okay. And any color or break-up fee with the transaction?

Paul Ricci - ScanSoft, Inc. — CEO

There is a break-up fee, and I think it is about 3%? Yes.

Keith Gay - Thomas Weisel Partners — Analyst

3%?

Paul Ricci - ScanSoft, Inc. — CEO

Yes. Correct.

Keith Gay - Thomas Weisel Partners — Analyst

Okay. And then finally on Sarbanes-Oxley, how does this impact complying with Sarbanes-Oxley or meeting deadlines for SOX post the transaction?

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Paul Ricci - ScanSoft, Inc. — CEO

Well, fortunately Nuance has been through its — that compliance activity, so they are in very good shape. And we think, therefore, that the integration of that with ScanSoft should go relatively well. Our own Sarbanes work is going well, so I don’t foresee it having any impact on that.

Keith Gay - Thomas Weisel Partners — Analyst

Okay. Thank you.

Operator

Our next question from the line of Matt Gotland with Chesapeake Partners. Please go ahead.

Matt Gotland - Chesapeake Partners — Analyst

Hi, guys. Congratulations. Can you real quickly — when was Nuance expected to hit stand-alone profitability is the first question, and then the second question earlier was asked and I was hoping you could expand it a little, who made the initial approach here? And could you talk a little bit about the background of — a little bit more about the background of how you guys came together?

Chuck Berger - Nuance — CEO

We had forecasted profitability for the fourth quarter of last year, which we missed by a couple hundred thousand dollars, primarily due to over $1 million in unusual expenses, including our own final — or near final — surge in SOX expenses. We had been — we hadn’t given a specific forecast for 2005 in terms of profitability for the year, but in general, expected to be profitable as we went through the second half of the year.

In terms of who talked to who first, to be honest with you, I don’t remember. I think we both saw the wisdom of this and have been talking about it, as Paul mentioned, for several months. And the more we talked, the more it made sense, and leading us to the events of today and then the close coming up, hopefully, in early September.

Matt Gotland - Chesapeake Partners — Analyst

And actually one more quick question. I am having a little problem getting to the 178 share count they are telling us to use. What are the fully diluted shares for both companies that we should be using to get that?

Chuck Berger - Nuance — CEO

We are at about $38 million, $39 million today.

Paul Ricci - ScanSoft, Inc. — CEO

Count starts at 118?

Jamie Arnold - ScanSoft, Inc. — CFO

118.

Paul Ricci - ScanSoft, Inc. — CEO

Count starts at 118.

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Chuck Berger - Nuance — CEO

Then you have the new issues —

Jamie Arnold - ScanSoft, Inc. — CFO

Warburg shares.

Chuck Berger - Nuance — CEO

Or Warburg, sorry.

Matt Gotland - Chesapeake Partners — Analyst

Okay. Thanks.

Operator

Thank you. Our next question from the line of Mike Latimore with Raymond James. Please go ahead.

Mike Latimore - Raymond James — Analyst

Yes, hello. Did — Chuck, did you give guidance for the second quarter for Nuance?

Chuck Berger - Nuance — CEO

We did not and we are not going to.

Mike Latimore - Raymond James — Analyst

Okay. And then how about — just with regard to ScanSoft, specifically, deferred revenue grew a fair amount sequentially. Just, maybe, a little color behind that?

Jamie Arnold - ScanSoft, Inc. — CFO

The increase in deferred revenue is principally from the acquisitions

Mike Latimore - Raymond James — Analyst

Okay. Got it. And then in the June quarter, any rough guidance as to what the acquisitions will contribute?

Paul Ricci - ScanSoft, Inc. — CEO

No.

Mike Latimore - Raymond James — Analyst

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Okay.

Paul Ricci - ScanSoft, Inc. — CEO

Nothing in it beyond the aggregate guidance number we gave you for the quarter.

Mike Latimore - Raymond James — Analyst

Okay. Dictation has been performing well last quarter, this quarter. Do you anticipate the ripple effect of the new product releases to continue for several quarters? Will you need a new release a year from now to sort of continue that on? maybe a little discussion about how that rolls out and, also, maybe domestic versus international, is international more important going forward here?

Paul Ricci - ScanSoft, Inc. — CEO

Well, with respect to dictation, we’ve seen two effects in our dictation business; one has been the acceptance of the new product, generally, and we benefited not just from the launch quarter, but in this quarter, a higher sustained sales rate. The second effect has been improved — increased licensing sales within the healthcare market in particular, which, as you know, is our primary focus in dictation. The dictation market, like all of the speech markets, is very competitive, and it will certainly require additional investments and additional releases and that work remains underway even as we speak. So I don’t want to give precise timing on when we’ll launch new versions, but all of our speech technologies have new investments under way.

Mike Latimore - Raymond James — Analyst

Right. And just with regard to the June quarter guidance. Was the revenue guidance 53 to 55 or was it 55?

Jamie Arnold - ScanSoft, Inc. — CFO

53 to 55.

Mike Latimore - Raymond James — Analyst

Okay. Got it. Then lastly, on the combined company, one more time here, is there any one area that really jumps out as an area you might emphasize more going forward. Like, is it going to be applications versus, say, speech recognition engines, or is it going to be more on the services side? Is there anything that you would maybe intensify given the combination here?

Paul Ricci - ScanSoft, Inc. — CEO

Well, as we alluded to in the call, the investments we are going to be making in the areas of speech applications will be important. Chuck mentioned a very broad area of directory assistance automation, which is one specialized example of speech solution, and there will will be others as well. So in addition to the core licensing — technology licensing, we do expect additional sales from applications in targeted vertical markets.

Mike Latimore - Raymond James — Analyst

How about just hosting applications, is that something you would consider?

Chuck Berger - Nuance — CEO

Yes.

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

Mike Latimore—Raymond James — Analyst

Okay. Thank you.

Operator

Thank you. And our last question will be from the line of Jeff Van Rhee with Craig-Hallum Group. Please go ahead.

Jeff Van Rhee—Craig-Hallum Capital Group — Analyst

Just under the wire. A couple of quick ones here. Chuck, just on headcount for Nuance, can you just talk to me about development, professional services and sales, what the numbers are?

Chuck Berger - Nuance — CEO

Total headcount is about 290 at the end of the quarter; about 70 of those are engineers; about 60 are in our professional services group; and about 81 are in our global sales group.

Jeff Van Rhee—Craig-Hallum Capital Group — Analyst

Okay. And Jamie, for the ‘06, what should we be assuming in there for tax rate?

Jamie Arnold—ScanSoft, Inc. — CFO

I would use about 15% on the cash tax rate —

Jeff Van Rhee—Craig-Hallum Capital Group — Analyst

15%.

Jamie Arnold—ScanSoft, Inc. — CFO

— and then about 35% on the GAAP rate.

Jeff Van Rhee—Craig-Hallum Capital Group — Analyst

So just to be clear, — I don’t have the guidance right here — but you gave you’re ‘06 EPS guidance, that’s using which?

Jamie Arnold—ScanSoft, Inc. — CFO

The cash.

Jeff Van Rhee—Craig-Hallum Capital Group — Analyst

The cash, 15. Okay. Great. Thanks.

Operator

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance

And gentlemen, at this time, I will turn the call back to you.

Paul Ricci - ScanSoft, Inc. — CEO

Okay. Well, thank you then for joining us today and we look forward to speaking with you again soon.

Chuck Berger - Nuance — CEO

Bye now.

Operator

And ladies and gentlemen, that does conclude our conference call for today. Thank you for your participation and for using AT&T’s executive teleconference service. You may now disconnect.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft, Inc. plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance Communications, Inc. plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, expectations that the merger will be accretive to ScanSoft’s results, future expectations regarding the assets of the combined company, future expectations concerning available cash and cash equivalents, the growth of the speech industry and the demand for speech solutions, the future demand for, performance of, and opportunities for growth in ScanSoft’s speech solutions and

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FINAL TRANSCRIPT

May. 09. 2005 / 5:00PM, SSFT — Q2 2005 ScanSoft, Inc. Earnings Conference Call and Discussion of Merger with Nuance productivity applications; the continued strength of existing products, services and relationships as well as the introduction of new products, services and relationships; ScanSoft’s strategic and operational plan; and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies and cost savings; the failure of the acquisition to be materially accretive in a timely manner; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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